FTAC Zeus Acquisition Corp.

2929 Arch Street, Suite 1703
Philadelphia, PA 19104-2870

November 16, 2021

VIA EDGAR

Loan Lauren Nguyen

U.S. Securities and Exchange Commission

100 F Street, N. E.

Washington, D.C. 20549

Re:	FTAC Zeus Acquisition Corp. Registration Statement on Form S-1 Filed March 8, 2021, as amended File No. 333-253995

Dear Ms. Nguyen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, FTAC Zeus Acquisition Corp. (the “Registrant”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00PM eastern time on Thursday, November 18, 2021, or as soon as practicable thereafter.

Very truly yours,

/s/ Ryan M. Gilbert
Ryan M. Gilbert President and Chief Executive Officer